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                                                                 EXHIBIT 99.11


               [JOSEPH J. BLAKE AND ASSOCIATES, INC. LETTERHEAD]

August 27, 1997



Mr. David Turner
Lehman Brothers
3 World Financial Center, 12th Floor
200 Vesey Street
New York, New York 10285

Reference:     Appraisal report of the Scotch Pines East Apartments located at
               915 East Drake Road, Fort Collins, Larimer County, Colorado

Dear Mr. Turner:

In compliance with your request, we have appraised the above captioned property as of August 14, 1997 in "as is" condition. The ensuing report and final estimate of value has been based upon a careful and personal inspection of the property and upon research into various factors that tend to influence value.

Briefly described, the subject is improved with a two-story, walk-up, garden type apartment complex containing 102 units. Scotch Pines East is situated on
4.7258 (plus or minus) acres located along the south side of Drake Road, and more specifically being situated at the southwest corner of Drake Road and Edinburgh Street in the east-central portion of Fort Collins, Larimer County, Colorado. The property was reportedly constructed in 1977 and consists of concrete slab foundations, wood structural framing, wood siding exteriors with pitched wood shake and composition shingle roofs. The project offers units ranging in size from 392 to 894 square feet (525 square foot average unit size) and contains a total net rentable area of 53,516 (plus or minus) square feet. Site improvements consist of laundry facilities, management office/clubhouse, open parking and mature landscaping. The improvements were in good condition. The property residents also have access to the adjacent clubhouse, swimming pool and two tennis courts of the Scotch Pine Condominiums which border the subject to the west. The complex was 97% occupied as of the effective date of appraisal.

The analysis and results of our investigation are submitted in the accompanying report which has been prepared in conformity with and is subject to the requirements of the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute, FIRREA and the Uniform Standards of the Professional Appraisal Practice as promulgated by the Appraisal Foundation.
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Mr. David Turner
August 27, 1997
Page 2 of 2


The purpose of this appraisal is to estimate the "as is" market value of the fee simple estate of the subject, as of August 14, 1997.

Your attention is directed to the Basic Assumptions and Limiting Conditions section of this report, which outlines the scope and use of this report. We further direct you to the Executive Summary which outlines highlights and conclusions of this report.

Lehman Brothers and its affiliates, rating agencies and a limited number of investors involved in the Securitization (as defined below), may use and rely upon the report in connection with a planned loan securitization involving the subject property (the "Securitization"), including without limitation, utilizing selected information in the Report relating to the Securitization and Joseph J. Blake & Associates, Inc. agrees to cooperate in answering questions by any of the above parties in connection with the Securitization.

VALUATION ESTIMATE

Attached is our report which describes the investigation and analysis, together with our Certification and Basic Assumptions and Limiting Conditions upon which we have based our opinion that the estimated "as is" market value of the fee simple estate of the subject, as of August 14, 1997, was:

                                   $3,900,000

                  THREE MILLION NINE HUNDRED THOUSAND DOLLARS


Respectfully submitted,

JOSEPH J. BLAKE AND ASSOCIATES, INC.



/s/ ARTURO SINGER
-----------------------------------
Arturo Singer, MAI
Vice President/Regional Manager
Certified General Real Estate Appraiser
No. CG40001604



/s/ ROBERT S. HAWKINS
-----------------------------------
Robert S. Hawkins
Senior Associate